September 5, 2014

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Medovex Corp. Amendment No. 3 to Confidential Draft Registration Statement on Form S-1 Submitted August 8, 2014 CIK No. 0001591165

Gentlemen:

Enclosed on behalf of Medovex Corp., we are submitting Amendment No. 3 to the Form S-1.  Please note that we have filed Amendment No. 3 on a live basis.  Please see our responses to your comment letter of August 25, 2014 below:

Comment

General

1.	We note your response to comment 1, yet it remains unclear to what extent this is a “functional” prototype and how it has been used. Please clarify.

Response:  The Company has tested the prototype on meat purchased in a store and in pre-clinical testing.  We have clarified the current application throughout the prospectus.

Comment

Initial Product, page 1

2.
We note your response to prior comment 2. Please disclose in the second paragraph of this section that your prototype device was not used in Dr. Haufe's procedures and that the study did not cover safety. Also, please revise your disclosure here and throughout your prospectus so that when you describe the DenerVex device as performing a procedure, you should describe it as anticipatory in nature, rather than implying that the device is performing procedures currently.

Response:  We have revised the language to clearly indicate that the prototype was not used in Dr. Haufe’s procedures and that the study did not include safety.  We have revised the language here, as well as throughout the prospectus, to describe the use of the DenerVex device in an anticipatory manner.

Comment

3.	We note your response to comment 4. Please disclose in the summary the information disclosed in the last two sentences of your response.

Response:  We have revised the disclosure to include the requested language.

Comment

4.
It remains unclear how the sales price per unit prediction amount is appropriate as you describe in your response to comment 6. Please revise to describe the "two customer focus group sessions" in more detail including how the price was based on "feedback" from those sessions. For example, please tell us how many people were involved in the sessions, what the format of these focus group sessions was, and whether you have formal results that you can share with us regarding how the amounts were determined. Please revise or advise.

Response:  In order to avoid confusion, we have eliminated the disclosure related to the “Focus Groups”.

Comment

Use of Proceeds, page 30

5.	Please include in your disclosure the substance of your response to comment 8.

Response:   We have revised the Section to include the requested disclosure.

Comment

Our Product, page 48

6.
We note your response to prior comment 10, yet it continues to remain unclear why you believe this amount is accurate based on your focus group estimates. Please expand you disclosure to provide more detail about the cost of the procedure, including disclosure about how you determined these amounts or remove this table.

Response:  In order to avoid confusion, we have eliminated the chart and clarified the language throughout.

Comment

Note 5 - Patent Assignment and Contribution and Royalty Agreements, page F-12

7.
We note your response to prior comment 11 and your conclusion that the Contribution and Royalty Agreement resulted in Dr. Haufe donating the contributed assets to the capital of the company. You also acknowledge that as part of the transaction Dr. Haufe received a right to future royalties. We note that Dr. Haufe was a founding and organizing member of company and he meets the definition of a promoter as outlined in Rule 1-02(s) of Regulation S-X. Consistent with SAB Topic 5G, nonmonetary assets received from promoters in exchange for stock or other consideration should be recorded by the company at the cost of the asset in the promoter's records, determined in conformity with GAAP. Please revise your financial statements to correctly record the assets contributed by Dr. Haufe at predecessor cost.

Response:  We have revised the financial statements to record the assets contributed by Dr. Haufe at predecessor cost.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 930-9700.

Yours truly,

/s/  Arthur S. Marcus
Arthur S. Marcus